News Release

Sun Life Financial

Sun Life Financial Reports Fourth Quarter and Full Year 2014 Results

TORONTO - (February 11, 2015) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF)

The information contained in this document concerning the fourth quarter of 2014 is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended December 31, 2014. Sun Life Financial Inc., and its subsidiaries and joint ventures, are collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us". Unless otherwise noted, all amounts are in Canadian dollars. Beginning in 2014, we are reporting underlying net income (loss)(1) to assist in explaining our underlying business performance. This measure replaces operating net income (loss) excluding the net impact of market factors that was reported in 2013.

Fourth Quarter 2014 Financial Highlights

- Operating net income(1) from Continuing Operations(2) of $511 million or $0.83 per share(1), compared to $642 million or $1.05 per share in the fourth quarter of 2013. Reported net income from Continuing Operations of $502 million or $0.81 per share, compared to $571 million or $0.93 per share in the same period last year
    - Underlying net income from Continuing Operations of $360 million or $0.59 per share(1) in the fourth quarter of 2014, compared to $375 million or $0.61 per share in the fourth quarter of 2013
- Operating return on equity(1) ("ROE") of 12.6% and underlying ROE(1) of 8.8% in the fourth quarter of 2014.(2) Operating ROE was 17.7% in the same period last year based on Combined Operations(2)
- Quarterly dividend of $0.36 per share
- Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 217%

2014 Annual Financial Highlights

- Operating net income from Continuing Operations of $1,920 million or $3.13 per share, compared to $1,943 million or $3.21 per share in 2013. Reported net income from Continuing Operations of $1,762 million or $2.86 per share, compared to $1,696 million or $2.78 per share in 2013
    - Underlying net income from Continuing Operations of $1,816 million or $2.96 per share in 2014, compared to $1,581 million or $2.61 per share in 2013
- Operating ROE of 12.2% and underlying ROE of 11.6% in 2014.(2) Operating ROE was 14.8% in 2013 based on Combined Operations(2)
- Annual dividend of $1.44 per share

"We are pleased to announce strong growth in our full year underlying earnings, up 15% from the previous year despite a challenging fourth quarter, and we are on track to exceed our 2015 earnings objective," said Dean Connor, President and Chief Executive Officer, Sun Life Financial.

"Assets under management rose 15% in 2014 to $734 billion, due to currency, market movements and continued business growth in our asset management pillar," Connor said. "Assets under management at MFS rose to US$431 billion in 2014, and margins and investment performance remained strong."

"Our Canadian operations delivered strong sales results in the fourth quarter, with insurance sales up 78% and wealth sales up 64%, compared to the previous year," Connor said. "Earnings growth was negatively impacted by market factors, policyholder experience and Group Benefits morbidity."

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(1) Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE, underlying net income (loss), underlying earnings (loss) per share and underlying ROE, are not based on International Financial Reporting Standards. All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2) Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses. As a result of this transaction, we have defined this business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations".

"In the U.S., business in-force in our stop-loss business in the fourth quarter rose 13% compared to the same period last year, solidifying our position as an industry leader," Connor said. "U.S. group life and disability earnings were disappointing, and we continue to take actions to adjust pricing and expenses. We expect to see improvement in these results in 2015."

"SLF Asia had a strong quarter to cap a successful year, as individual insurance sales increased 26% compared to the same period in the prior year, spurred by contributions from the Philippines, Hong Kong, Indonesia, China and Malaysia," Connor said. "Asia continues to have strong momentum in the wealth business, particularly in Hong Kong where sales of Mandatory Provident Funds increased by 41% over the fourth quarter of 2013."

"Subsequent to the quarter, we announced the acquisition of Ryan Labs, a New York-based asset manager that specializes in liability-driven investing, an excellent complement to Sun Life Investment Management."

Reported net income from Continuing Operations was $502 million in the fourth quarter of 2014, compared to reported net income from Continuing Operations of $571 million in the fourth quarter of 2013. The following table sets out our operating net income from Continuing Operations and underlying net income from Continuing Operations for the fourth quarter of 2014 and 2013.

($ millions, after-tax)	Q4'14	Q4'13
Operating net income (loss)	**511**	642
Market related impacts	**(21)**	37
Assumption changes and management actions	**172**	230
Underlying net income	**360**	375

The Board of Directors of Sun Life Financial Inc. ("SLF Inc.") today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

Operational Highlights
Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Fourth Quarter Highlights

Leader in financial protection and wealth solutions in our Canadian home market
SLF Canada recorded significant sales increases in the fourth quarter compared to the same period last year. In Individual Insurance & Wealth, wealth sales in the Career Sales Force grew by 23% from the fourth quarter of 2013 driven primarily by strong sales of mutual funds contributing to overall wealth sales growth of 10% over the same period of the prior year. Insurance sales by third-party advisors were strong, growing 13% over the prior year.

Sun Life Global Investments (Canada) Inc. ("SLGI") reported a strong quarter with total institutional and retail sales of $619 million, up 21% compared to the same period in the prior year. A primary contributor to the strong sales results was the continued momentum experienced in the retail segment with growth of 65% over the same period of the prior year.

Group Benefits ("GB") sales increased by $129 million to $209 million driven by a significant large client win. Group Retirement Services ("GRS") doubled sales compared to the fourth quarter last year achieving $3 billion, driven by strong defined contribution retained business in the large case market.

Defined Benefit Solutions, part of our GRS business, reported $356 million in annuity sales in the fourth quarter to top $1 billion in sales for the year.

Premier global asset manager, anchored by MFS
Our global assets under management ("AUM") grew to $734 billion at the end of 2014, due to currency and market movements and continued business growth.

MFS Investment Management ("MFS") sales of US$20.5 billion were down by 9% from the same quarter of the prior year, with growth in retail mutual fund sales more than offset by lower sales of managed funds, in part reflecting management's decision to close some institutional funds to new sales due to market capacity. MFS continues to reposition its sales strategy to focus on investment styles not impacted by capacity constraints. MFS's long-term retail fund performance remains strong with 92% and 97% of MFS's mutual fund assets ranked in the top half of their Lipper categories based on five- and ten-year performance, respectively, as of the end of 2014.

Leader in U.S. group benefits and International high net worth solutions

Stop-loss business in-force increased 13%, solidifying our position as a leading stop-loss writer in the U.S.

In our group life, disability and dental product lines, higher pricing was a key contributor to sales being down 16% in the fourth quarter compared to the same quarter in 2013.

In December, we expanded our private exchange offerings through a relationship with PlanSource to offer our comprehensive suite of employee benefits on the PlanSource OneMarket private exchange.

In our International business, sales decreased by 33% compared to the same quarter in the prior year as we maintained pricing discipline during a period of low interest rates. We have continued to align our marketing and distribution to focus more on select regions and on high net worth customers and their distributors.

Growing Asia through distribution excellence in higher growth markets

Overall individual insurance sales increased 26% compared to the same period last year, led by the Philippines, which capped a record year for insurance sales with a 49% increase, in local currency, compared to the fourth quarter of the prior year. Hong Kong, Indonesia and Malaysia also finished the year strongly, with sales increases of 5%, 19% and 37%, respectively, in local currency.

We had strong performance in the wealth business, particularly in Hong Kong, where sales of our Mandatory Provident Funds ("MPF") increased 41% compared to fourth quarter of 2013. We ranked first in third-party administration (administrating MPF assets held by financial institutions and other companies) based on the Gadbury Group MPF Report, as at December, 2014.

Annual Highlights

Leader in financial protection and wealth solutions in our Canadian home market

- For the sixth year in a row, Canadians have voted Sun Life Financial the "Most Trusted Life Insurance Company" as part of the *Reader's Digest* 2015 Trusted Brand[TM] awards program announced in January 2015.
- Our Career Sales Force grew, for the seventh consecutive year, in terms of both sales power and productivity. The number of advisors, specialists and managers grew by 101 in 2014, reaching 3,929 at year end.
- Individual Insurance & Wealth further consolidated its second place position in individual life markets and first place in fixed annuity wealth markets, as measured by LIMRA (as at September 30, 2014). Sales in insurance products grew 10% year-over-year while wealth sales were up 21%.
- SLGI completed its fourth full year of operations with strong retail sales momentum and top performing funds. Sales grew 51% to $2.6 billion, driving client-managed assets under management to over $9.5 billion.
- GB further extended its leadership position as the top group life and health benefits provider in Canada for the fifth consecutive year based on overall revenue according to the Fraser Group, *2014 Group Universe Report* (based on revenue for the year ended December 31, 2013). Sales in GB were strong, up 37% year-over-year.
- GRS, at 34% market share, continues to be ranked number one by Benefits Canada in total assets across all pension products, including DC Pension, DPSP, RRSP and TFSA. GRS sales were up 85% year-over-year, reaching almost $9 billion. Included in this amount were group annuity sales in the GRS Defined Benefit Solutions business of over $1 billion.
- Pension rollover sales for the year were up 17% compared to the prior year, reaching $1.6 billion.

Premier global asset manager, anchored by MFS

- Sun Life Financial's AUM ended 2014 at a high of $734 billion, up 15% compared to 2013 due to currency, market movements and continued business growth.
- MFS had AUM of US$431 billion at the end of 2014. Sales in 2014 have slowed compared to the record sales levels in 2013.

- MFS's long-term retail fund performance remains strong with 92% and 97% of MFS's mutual fund assets ranked in the top half of their Lipper categories based on five- and ten-year performance, respectively, as of the end of 2014.
- Sun Life Investment Management Inc., our new third-party asset management company, began operations in the first quarter of 2014 by launching investment products that are available to Canadian institutional investors to bring our investment expertise in private fixed income, commercial mortgages and real estate and liability-driven investing to pension funds and other institutional investors in Canada.
- During the third quarter, MFS announced the appointment of Michael Roberge as Co-CEO effective January 1, 2015, allowing MFS to build out its leadership team and giving Robert Manning, Chairman and Chief Executive Officer, the opportunity to focus on the firm's overall strategic direction and key customer relationships.

Leader in U.S. group benefits and International high net worth solutions

- The business in-force of our medical stop-loss increased 13% in the year, solidifying our position as a leading stop-loss writer in the U.S.
- In our U.S. Group Benefits life and disability business, we adjusted pricing, invested in claims and service operations, and took expense actions to address profitability challenges. In addition, we enhanced the customer experience through several initiatives including a dedicated service center for small employers, streamlined processes for disability claims and improved billing processes.
- We have been developing our distribution networks with our partners to assist companies and their employees who are looking to private exchanges to meet their needs in response to the Affordable Care Act. Sun Life's employee benefits products and services are currently available through five private exchanges.
- The International business continued to expand its distribution operations in 2014 while also optimizing its operations in existing geographies to focus on the most productive and profitable distribution relationships.
- Dan Fishbein, M.D., was appointed President, SLF U.S. during the first quarter. Dan joined us from a leading insurer and brings strong leadership skills and group benefits expertise from his 25 years of experience in the industry.

Growing Asia through distribution excellence in higher growth markets

- Sun Life of Canada (Philippines), Inc. achieved strong sales through our agency channel in 2014, with a growth of 16% from 2013, measured in local currency. The company has maintained its position as the leading life insurance company in the Philippines. According to figures released in the second quarter by the country's Insurance Commission, our Philippines operation had the most premium income in 2013 among all insurers in the Philippines - almost tripling its premium income since 2010. Sun Life Grepa Financial, Inc., our bancassurance joint venture, was the fastest-growing insurance company in the Philippines in 2013 based on the same source.
- Agency and total individual insurance sales in Hong Kong grew 25% and 12%, respectively, from 2013, measured in local currency. Sun Life Hong Kong Limited won four Lipper Fund Awards for fund performances in the Hong Kong Equity and Mixed Asset HKD Aggressive asset classes. Sun Life Hong Kong Limited won the Best Hong Kong Equity Fund at the Top Fund Awards 2014 conducted by *Bloomberg Businessweek*.
- Indonesia grew individual insurance sales by 17% from 2013, measured in local currency, driven by strong sales in the agency and telemarketing channels in PT Sun Life Financial Indonesia, which grew sales 31% and 36% respectively from 2013.
- Birla Sun Life Asset Management Company, our asset management joint venture in India, passed the 1 trillion Indian Rupees mark during 2014 and ended the year with AUM of C$21.5 billion, of which C$10.5 billion is reported in our AUM.
- Our Malaysia insurance joint venture Sun Life Malaysia completed its second year of operation in 2014 with individual insurance sales representing 7% of total SLF Asia sales, compared to 4% in 2013, driven by growth in the bancassurance and telemarketing channels.

Sustainability and other highlights

- Sun Life Financial was named one of the 2014 Global 100 Most Sustainable Corporations in the World, as selected by Corporate Knights. Sun Life is one of only 13 Canadian companies across all industry sectors to make the Global 100, and this is the eighth year that the company has appeared on the list.
- Sun Life has recorded another significant showing in the Globe and Mail's Board Games, an annual corporate governance rating compiled by the Report on Business. Sun Life finished second in the rankings with a score of 97 out of a possible 100 points. This is the third year in a row that Sun Life has finished first or second in the rankings.

- Corporate Knights has also recognized Sun Life Financial as one of the Best 50 Corporate Citizens in Canada - the only publicly traded life and health insurance company to make the list.

How We Report Our Results

Sun Life Financial Inc. ("SLF Inc."), and its subsidiaries and joint ventures, are collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us". We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. Our Corporate segment includes the operations of our United Kingdom business unit ("SLF U.K.") and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with the International Accounting Standard 34 *Interim Financial Reporting.* The information contained in this document is in Canadian dollars unless otherwise noted.

Discontinued Operations

Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"), to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. The purchase price adjustment was finalized in the first quarter of 2014 and resulted in no change to the loss on sale recorded in 2013.

We have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations". In accordance with the requirements of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, income and expenses associated with the U.S. Annuity Business were classified as discontinued operations in our Consolidated Statements of Operations beginning in the fourth quarter of 2012.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim management's discussion and analysis ("MD&A") and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), including operating earnings per share ("EPS") or operating loss per share, and operating return on equity ("ROE"), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Beginning in 2014, we are reporting underlying net income (loss) to assist in explaining our underlying business performance. This measure replaces operating net income (loss) excluding the net impact of market factors that was reported in 2013. Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the net impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the net impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the headings Q4 2014 vs. Q4 2013 and 2014 vs. 2013 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact of assumption changes related to actions taken by management in the current reporting period, referred to as management actions, include for example, changes in the prices of in-force products, new or revised reinsurance on in-force business or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible securities.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management ("AUM"), assets under administration, and effective income tax rate on an operating net income basis.

Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document under the heading Reconciliation of Non-IFRS Financial Measures and in our 2014 annual MD&A under the heading Non-IFRS Financial Measures.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The discussion of our results in this document is of the Continuing Operations as there were no Discontinued Operations in 2014. Underlying ROE and operating ROE beginning in the first quarter of 2014 are prepared based on the Continuing Operations. Operating ROE for comparative periods is based on the Combined Operations. Since the ROEs are calculated on a different basis, the 2013 and 2014 ROEs are not comparable. For additional information on the Discontinued Operations, refer to our 2014 and 2013 Annual Consolidated Financial Statements and annual MD&A for the year ended December 31, 2013.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

($ millions, unless otherwise noted)	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	2014	2013
		Quarterly results				**Full year**	
Continuing Operations							
Net income (loss)							
Operating net income (loss) from Continuing Operations[1]	**511**	467	488	454	642	**1,920**	1,943
Reported net income (loss) from Continuing Operations	**502**	435	425	400	571	**1,762**	1,696
Underlying net income (loss) from Continuing Operations[1]	**360**	517	499	440	375	**1,816**	1,581
Diluted EPS ($)							
Operating EPS from Continuing Operations (diluted)[1]	**0.83**	0.76	0.80	0.74	1.05	**3.13**	3.21
Reported EPS from Continuing Operations (diluted)	**0.81**	0.71	0.69	0.65	0.93	**2.86**	2.78
Underlying EPS from Continuing Operations (diluted)[1]	**0.59**	0.84	0.81	0.72	0.61	**2.96**	2.61
Reported basic EPS from Continuing Operations ($)	**0.82**	0.71	0.70	0.66	0.94	**2.88**	2.81
Combined Operations							
Net income (loss)							
Reported net income (loss) from Continuing Operations	**502**	435	425	400	571	**1,762**	1,696
Reported net income (loss) from Discontinued Operations	**—**	—	—	—	(21)	**—**	(754)
Reported net income (loss) from Combined Operations	**502**	435	425	400	550	**1,762**	942
Reported EPS ($)							
Reported EPS from Combined Operations (diluted)	**0.81**	0.71	0.69	0.65	0.90	**2.86**	1.55
Reported EPS from Combined Operations (basic)	**0.82**	0.71	0.70	0.66	0.91	**2.88**	1.56
Avg. common shares outstanding (millions)	**613**	612	611	610	608	**611**	604
Closing common shares outstanding (millions)	**613.1**	612.7	611.4	610.6	609.4	**613.1**	609.4
Dividends per common share ($)	**0.36**	0.36	0.36	0.36	0.36	**1.44**	1.44
MCCSR ratio[2]	**217%**	218%	222%	221%	219%	**217%**	219%
Return on equity (%)[3]							
Operating ROE[1][3]	**12.6%**	11.9%	12.6%	12.0%	17.7%	**12.2%**	14.8%
Underlying ROE[1][3]	**8.8%**	13.1%	12.9%	11.6%	n/a	**11.6%**	n/a
Premiums and deposits							
Net premium revenue	**2,701**	2,695	2,372	2,228	2,824	**9,996**	9,639
Segregated fund deposits	**2,155**	1,907	2,611	2,576	1,917	**9,249**	8,470
Mutual fund sales[1][4]	**17,071**	14,714	16,267	18,567	14,679	**66,619**	65,030
Managed fund sales[1]	**7,988**	8,170	6,131	7,579	9,778	**29,868**	39,965
ASO premium and deposit equivalents[1]	**1,855**	1,638	1,495	1,760	1,551	**6,748**	5,973
Total premiums and deposits[1][4]	**31,770**	29,124	28,876	32,710	30,749	**122,480**	129,077

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
[3] Underlying ROE and operating ROE beginning in the first quarter of 2014 are prepared based on the Continuing Operations. Operating ROE in prior quarters is based on the Combined Operations.
[4] Beginning in 2014, we have included the sales of Birla Sun Life Asset Management Company equity and fixed income mutual funds based on our proportionate equity interest. Prior periods have been restated.

($ millions, unless otherwise noted)	Quarterly results					Full year	
	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	2014	2013
Assets under management							
General fund assets	**139,419**	133,623	129,253	128,171	123,390	**139,419**	123,390
Segregated funds	**83,938**	82,058	82,461	80,054	76,141	**83,938**	76,141
Mutual funds, managed funds and other AUM[1][2]	**511,085**	482,499	472,677	467,662	440,306	**511,085**	440,306
Total AUM[1][2]	**734,442**	698,180	684,391	675,887	639,837	**734,442**	639,837
Capital							
Subordinated debt and innovative capital instruments[3]	**2,865**	2,857	2,849	2,606	3,099	**2,865**	3,099
Participating policyholders' equity	**141**	133	131	133	127	**141**	127
Total shareholders' equity	**18,731**	18,156	17,641	17,818	17,227	**18,731**	17,227
Total capital	**21,737**	21,146	20,621	20,557	20,453	**21,737**	20,453

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Beginning in the first quarter of 2014, the results of our joint ventures have been included based on our proportionate equity interest resulting in a decrease of $4.2 billion. In the second quarter of 2014 we have begun to include AUM in International in SLF U.S. and have restated AUM for the first quarter of 2014 to include $4.8 billion of these assets.
[3] Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2014 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). The discussion of our results is of the Continuing Operations.

Q4 2014 vs. Q4 2013
Our reported net income from Continuing Operations was $502 million in the fourth quarter of 2014, compared to $571 million in the fourth quarter of 2013. Operating net income from Continuing Operations was $511 million for the quarter ended December 31, 2014, compared to $642 million for the same period in the prior year. Underlying net income from Continuing Operations was $360 million in the fourth quarter of 2014, compared to $375 million in the fourth quarter of 2013.

Operating ROE and underlying ROE in the fourth quarter of 2014 were 12.6% and 8.8% on a Continuing Operations basis, respectively. Operating ROE in the fourth quarter of 2013 was 17.7% on a Combined Operations basis. Since the ROEs are calculated on a different basis, the 2013 and 2014 ROEs are not comparable.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2014 and 2013.

($ millions, after-tax)	Quarterly results	
	Q4'14	Q4'13
Reported net income	**502**	571
Certain hedges that do not qualify for hedge accounting in SLF Canada	**(6)**	17
Fair value adjustments on share-based payment awards at MFS	**1**	(76)
Assumption changes and management actions related to the sale of our U.S. Annuity Business[1]	**—**	(5)
Restructuring and other related costs[2]	**(4)**	(7)
Operating net income[3]	**511**	642
Equity market impact		
Net impact from equity market changes	**(8)**	40
Net basis risk impact	**(1)**	(18)
Net equity market impact[4]	**(9)**	22
Interest rate impact		
Net impact from interest rate changes	**(53)**	54
Net impact of decline in fixed income reinvestment rates	**—**	(37)
Net impact of credit spread movements	**19**	(25)
Net impact of swap spread movements	**13**	11
Net interest rate impact[5]	**(21)**	3
Net increases (decreases) from changes in the fair value of real estate	**9**	12
Market related impacts	**(21)**	37
Assumption changes and management actions[6]	**172**	230
Underlying net income[3]	**360**	375
Impact of other notable items on our net income:		
Experience related items[7]		
Impact of investment activity on insurance contract liabilities	**35**	11
Mortality/morbidity	**(64)**	(21)
Credit	**5**	12
Lapse and other policyholder behaviour	**(19)**	(28)
Expenses	**(58)**	(58)
Other	**(14)**	(27)
Other items[8]	**—**	48

[1] Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations in 2013.

[2] Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.

[3] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[4] Net equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

[5] Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

[6] For additional information see the Assumption Changes and Management Actions section.

[7] Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

[8] In the fourth quarter of 2013, Other items includes tax related items primarily in Canada, Corporate and Hong Kong and reduced compensation costs in MFS.

Our reported net income from Continuing Operations for the fourth quarter of 2014 and 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. Operating net income from Continuing Operations for the fourth quarter of 2014 and 2013 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. Operating net income from Continuing Operations for the fourth quarter of 2013 excluded the net impact of assumption changes and management actions related to the sale of our U.S. Annuity Business. The net impact of these items reduced reported net income from Continuing Operations by $9 million in the fourth quarter of 2014, compared to a reduction of $71 million in the fourth quarter of 2013. In addition, our operating net income from Continuing Operations in the fourth quarter of 2014 increased by $33 million as a result of movements in foreign exchange rates relative to the average exchange rates in the fourth quarter of 2013.

Our underlying net income from Continuing Operations for the fourth quarter of 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:
- the unfavourable impact of market related items as outlined in the preceding table of $21 million in the fourth quarter of 2014 compared to a favourable impact of $37 million in same period in 2013; and
- the favourable impact of assumption changes and management actions of $172 million in the fourth quarter of 2014 compared to a favourable impact of $230 million in the same period in 2013. Assumption changes and management actions in 2013 included $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Additional information for 2014 can be found under the Assumption Changes and Management Actions section in this document.

The net impact of these items increased operating net income by $151 million in the fourth quarter of 2014, compared to an increase of $267 million in the same period in 2013.

Net income from Continuing Operations in the fourth quarter of 2014 also reflected unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience, mainly compensation-related and other seasonal costs, partially offset by gains from investing activity on insurance contract liabilities.

Net income from Continuing Operations in the fourth quarter of 2013 also reflected unfavourable experience from expenses, mainly compensation-related and other seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity. These items were partially offset by favourable impacts from investment activity on insurance contract liabilities and credit experience.

2014 vs. 2013
Our reported net income from Continuing Operations was $1,762 million for 2014, compared to $1,696 million in 2013. Operating net income from Continuing Operations was $1,920 million for 2014, compared to $1,943 million in 2013. Underlying net income from Continuing Operations was $1,816 million, compared to $1,581 million in 2013.

Our reported net loss from Discontinued Operations was $754 million in 2013, reflecting the disposition of our U.S. Annuity Business, resulting in a reported net income from Combined Operations of $942 million in 2013.

Operating ROE and underlying ROE for 2014 were 12.2% and 11.6%, respectively on a Continuing Operations basis. Operating ROE for 2013 was 14.8% on a Combined Operations basis. Since the ROEs are calculated on a different basis, the 2013 and 2014 ROEs are not comparable.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2014 and 2013.

($ millions, after-tax)	Full year 2014	2013
Reported net income	**1,762**	1,696
Certain hedges that do not qualify for hedge accounting in SLF Canada	**(7)**	38
Fair value adjustments on share-based payment awards at MFS	**(125)**	(229)
Assumption changes and management actions related to the sale of our U.S. Annuity Business[1]	**—**	(27)
Restructuring and other related costs[2]	**(26)**	(29)
Operating net income[3]	**1,920**	1,943
Net equity market impact[4]	**44**	76
Net interest rate impact[5]	**(179)**	86
Net increases (decreases) from changes in the fair value of real estate	**12**	30
Market related impacts	**(123)**	192
Assumption changes and management actions[6]	**227**	170
Underlying net income[3]	**1,816**	1,581
Impact of other notable items on our net income:		
Experience related items[7]		
Impact of investment activity on insurance contract liabilities	**125**	76
Mortality/morbidity	**(118)**	(3)
Credit	**48**	53
Lapse and other policyholder behaviour	**(44)**	(50)
Expenses	**(100)**	(84)
Other	**8**	(46)
Other items[8]	**29**	61

[1] Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations in 2013.

[2] Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.

[3] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[4] Net equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

[5] Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

[6] For additional information see the Assumption Changes and Management Actions section.

[7] Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

[8] In 2014, Other items is comprised of non-recurring tax benefits pertaining to SLF U.K. and MFS. In 2013, Other items includes tax-related items in SLF U.K., SLF Canada, Corporate and Hong Kong, as well as reduced accrued compensation costs in MFS.

Our reported net income from Continuing Operations for 2014 and 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. Operating net income from Continuing Operations for 2014 and 2013 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. Operating net income from Continuing Operations for 2013 excluded the net impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. The net impact of these items reduced reported net income from Continuing Operations by $158 million in 2014, compared to a reduction of $247 million in 2013. In addition, our operating net income from Continuing Operations for the year ended December 31, 2014 increased by $94 million as a result of movements in foreign exchange rates relative to the average exchange rates in 2013.

Our underlying net income from Continuing Operations for 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:
- the unfavourable impact of market related items as outlined in the preceding table of $123 million in 2014 compared to a favourable impact of $192 million in 2013; and
- the favourable impact of assumption changes and management actions of $227 million in 2014 compared to a favourable impact of $170 million in 2013. Assumption changes and management actions in 2013 included $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Additional information for 2014 can be found under the Assumption Changes and Management Actions section of this document.

The net impact of these items increased operating net income by $104 million in 2014, compared to an increase of $362 million in the same period in 2013.

Net income from Continuing Operations in 2014 also reflected gains from investment activity on insurance contract liabilities, favourable credit experience and business growth. This was partially offset by unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience.

Net income from Continuing Operations in 2013 also reflected unfavourable impacts from lapse and policyholder behaviour experience, expenses and other experience items, partially offset by positive investment activity on insurance contract liabilities and credit experience.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third and fourth quarters, and revise these assumptions if appropriate.

During the fourth quarter of 2014 the net impact of assumption changes and management actions resulted in an increase of $172 million to reported and operating net income from Continuing Operations.

During the fourth quarter of 2013 the net impact of assumption changes and management actions resulted in an increase of $230 million to reported and operating net income from Continuing Operations. This included income of $290 million from the restructuring of an internal reinsurance arrangement related to our closed block of individual universal life insurance products with no-lapse guarantee benefits in SLF U.S.

Assumption changes and management actions by type

The following table sets out the impact of assumption changes and management actions on our net income in the fourth quarter of 2014.

Q4'14	Quarterly	
($ millions, after-tax)	Impact on net income	Comments
Mortality/morbidity	(347)	Relates to changes to future mortality improvement assumptions.
Economic reinvestment assumption changes	378	Reflects changes to Canadian actuarial standards of practice which became effective in 2014 discussed below.
Future funding cost liability release	193	Reflects increased certainty of U.S. regulatory requirements related to captive arrangements as discussed below.
Other	(52)	Relates primarily to changes deferred until the fourth quarter to align with related assumption changes and management actions.
Total impact on net income[1]	172	

[1] Assumption changes and management actions is an adjustment to arrive at underlying income described in the Q4 2014 vs. Q4 2013 heading of this section.

We had three notable assumption changes and management actions in the fourth quarter of 2014 that were previously disclosed in the third quarter of 2014 which are discussed below.

The Actuarial Standards Board has made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. The net impact of these changes resulted in an increase of $378 million to reported and operating net income.

We increased our assumed rates of future mortality improvement in the valuation of our insurance contract liabilities in light of emerging trends in population mortality improvement and evolving best practices. The net impact of this change resulted in a decrease of $347 million to reported and operating net income.

In the fourth quarter of 2013, we restructured internal reinsurance arrangements related to our closed block of individual universal life insurance products with no-lapse guarantee benefits in SLF U.S. In our 2013 annual MD&A, we indicated that we expected insurance contract liabilities related to estimated future funding costs to be released as the regulatory environment becomes more certain. During the fourth quarter of 2014, the National Association of Insurance Commissioners adopted a new guideline on certain captive financing arrangements that provided increased certainty about these arrangements. We have therefore released the insurance contract liabilities related to estimated future funding costs, as these costs are no longer expected to be incurred. The net impact was an increase of $193 million to reported and operating net income. The annual contribution to net income from this restructuring, disclosed in our 2013 annual MD&A as $15 million to $20 million, will not apply to future years.

Impact of the Low Interest Rate Environment

Sun Life Financial's overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have been low in recent years relative to historic levels. For discussion of the low interest rate environment, please refer to the Impact of the Low Interest Rate Environment section in our 2014 annual MD&A.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and intangibles impairment testing in the fourth quarter of 2014. No impairment charges were taken as a result of this testing in 2014 or 2013.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

Exchange rate	Quarterly					Full year	
	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	**2014**	2013
Average							
U.S. Dollar	**1.136**	1.088	1.090	1.102	1.049	**1.104**	1.030
U.K. Pounds	**1.797**	1.817	1.835	1.824	1.698	**1.818**	1.611
Period end							
U.S. Dollar	**1.162**	1.120	1.067	1.105	1.062	**1.162**	1.062
U.K. Pounds	**1.809**	1.815	1.824	1.841	1.758	**1.809**	1.758

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the fourth quarter of 2014, our operating net income from Continuing Operations increased by $33 million as a result of movements in foreign exchange rates relative to the fourth quarter of 2013. For the year ended December 31, 2014, our operating net income from Continuing Operations increased by $94 million as a result of movements in foreign exchange rates relative to the prior year.

Performance by Business Group

The discussion of our performance by business group, including comparative information, refers to Continuing Operations since there were no Discontinued Operations in 2014. For information on the Discontinued Operations in 2013, refer to our 2013 annual MD&A and Note 3 in our 2014 Annual Consolidated Financial Statements.

SLF Canada

($ millions)	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	2014	2013
			Quarterly results			Full year	
Underlying net income (loss)[1]	**181**	237	195	210	148	**823**	799
Underlying adjustments:							
Market related impacts	**(54)**	(33)	(2)	12	22	**(77)**	89
Assumption changes and management actions	**(4)**	35	4	16	(33)	**51**	(63)
Operating net income (loss)[1]	**123**	239	197	238	137	**797**	825
Operating adjustments:							
Hedges that do not qualify for hedge accounting	**(6)**	2	(8)	5	17	**(7)**	38
Assumption changes and management actions related to the sale of our U.S. Annuity Business	**—**	—	—	—	—	**—**	16
Reported net income (loss)	**117**	241	189	243	154	**790**	879
Underlying ROE (%)[1]	**9.7**	12.8	10.6	11.6	n/a	**11.2**	n/a
Operating ROE (%)[1]	**6.6**	12.9	10.7	13.1	7.6	**10.8**	11.3
Operating net income (loss) by business unit[1]							
Individual Insurance & Wealth[1][2]	**80**	68	96	140	59	**384**	357
Group Benefits[1]	**55**	124	53	58	40	**290**	334
Group Retirement Services[1]	**(12)**	47	48	40	38	**123**	134
Total operating net income (loss)[1]	**123**	239	197	238	137	**797**	825

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Individual Insurance & Wealth was reported as Individual Insurance & Investments in 2013.

Q4 2014 vs. Q4 2013
SLF Canada's reported net income was $117 million in the fourth quarter of 2014, compared to $154 million in the fourth quarter of 2013. Operating net income was $123 million, compared to $137 million in the fourth quarter of 2013. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income in the fourth quarter of 2014 was $181 million, compared to $148 million in the fourth quarter of 2013. Underlying net income excludes from operating net income:
- market related impacts, which had an unfavourable impact of $54 million in the fourth quarter of 2014 primarily driven by interest rates, compared to a favourable impact of $22 million in the fourth quarter of 2013 primarily driven by equity markets and real estate gains, partially offset by declines in the assumed fixed income reinvestment rates in our insurance contract liabilities; and
- assumption changes and management actions, which had an unfavourable impact of $4 million in the fourth quarter of 2014, compared to an unfavourable impact of $33 million in the fourth quarter of 2013.

Adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the table above.

Net income in the fourth quarter of 2014 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth and new business gains in GRS, offset by unfavourable mortality and morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

Net income in the fourth quarter of 2013 also reflected unfavourable policyholder behaviour in Individual Insurance & Wealth, partially offset by new business gains.

In the fourth quarter of 2014, Individual Insurance and Wealth sales were up 1% in insurance and 10% in wealth compared to the same period last year due to third-party insurance and strong mutual fund sales. Sales of SLGI retail mutual funds increased 65% over the fourth quarter of 2013, demonstrating continued strong sales growth and positive momentum.

GB sales increased 161% compared to the fourth quarter of 2013 due primarily to a significant large case sale. GRS sales increased 104% from the same period last year due primarily to very strong defined contribution retained business in the large case market. Pension rollover sales were $481 million, an increase of 22% from the fourth quarter of 2013. Assets under administration for GRS ended the quarter at $74.3 billion, an increase of 16% over 2013.

2014 vs. 2013
Reported net income was $790 million in 2014, compared to $879 million in 2013. Operating net income was $797 million in 2014, compared to $825 million in 2013. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was $823 million in 2014, compared to $799 million in 2013. Underlying net income excludes from operating net income:
   • market related impacts, which had an unfavourable impact of $77 million in 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $89 million in 2013 primarily driven by equity markets partially offset by declines in the assumed fixed income reinvestment rates in our insurance contract liabilities and widening of swap spreads; and
   • assumption changes and management actions, which had a favourable impact of $51 million in 2014, compared to an unfavourable impact of $63 million in 2013.
Adjustments to arrive at operating net income and underlying net income for 2014 and 2013 are set out in the table above.

Net income in 2014 also reflected new business gains in Individual Insurance & Wealth and GRS and gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth. These gains were partially offset by unfavourable morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

Net income in 2013 also reflected new business gains, investment activity gains on insurance contract liabilities, positive credit experience and favourable morbidity experience in GB. These items were partially offset by unfavourable policyholder behaviour in Individual Insurance & Wealth.

SLF U.S.
SLF U.S. has three business units: Group Benefits (reported as Employee Benefits Group in 2013), International and In-force Management (International and In-force Management were reported together as Life and Investment Products in 2013). Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

(US$ millions)	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	2014	2013
			Quarterly results			Full year	
Underlying net income (loss) from Continuing Operations[1]	9	45	101	85	73	240	282
Underlying adjustments:							
Market related impacts	16	(6)	(13)	(34)	6	(37)	59
Assumption changes and management actions	121	(42)	4	19	247	102	273
Operating net income (loss) from Continuing Operations[1]	146	(3)	92	70	326	305	614
Operating adjustments:							
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	—	—	(5)	—	(30)
Restructuring and other related costs	—	—	—	—	—	—	(7)
Reported net income (loss) from Continuing Operations	146	(3)	92	70	321	305	577
Underlying ROE (%)[1]	1.3	6.8	15.1	12.0	n/a	8.9	n/a
Operating ROE (%)[1][2]	22.0	(0.4)	13.7	9.9	48.9	11.3	18.9
Operating net income (loss) by business unit[1]							
Group Benefits[1]	(64)	(11)	3	17	2	(55)	53
International[1]	78	33	36	14	24	161	159
In-force Management[1]	132	(25)	53	39	300	199	402
Total operating net income (loss) from Continuing Operations[1]	146	(3)	92	70	326	305	614
(C$ millions)							
Underlying net income (loss) from Continuing Operations[1]	13	48	111	94	76	266	291
Operating net income (loss) from Continuing Operations[1]	168	(4)	100	77	341	341	637
Reported net income (loss) from Continuing Operations	168	(4)	100	77	336	341	599

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Operating ROE and underlying ROE beginning the first quarter of 2014 are based on the Continuing Operations. Operating ROE in quarters prior to the first quarter of 2014 is based on operating net income from Combined Operations. For operating net income from Combined Operations refer to our 2013 annual MD&A.

Q4 2014 vs. Q4 2013

SLF U.S.'s reported net income from Continuing Operations was C$168 million in the fourth quarter of 2014, compared to C$336 million in the fourth quarter of 2013. Operating net income from Continuing Operations was C$168 million, compared to C$341 million in the fourth quarter of 2013. Operating net income from Continuing Operations in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased operating net income from Continuing Operations by C$13 million. Underlying net income was C$13 million, compared to C$76 million in the fourth quarter of 2013.

In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$146 million in the fourth quarter of 2014, compared to US$321 million in the fourth quarter of 2013. Operating net income from Continuing Operations was US$146 million in the fourth quarter of 2014, compared to US$326 million in the fourth quarter of 2013. Underlying net income from Continuing Operations was US$9 million in the fourth quarter of 2014, compared to US$73 million in the fourth quarter of 2013. Underlying net income excludes from operating net income:

- market related impacts, which had a favourable impact of US$16 million in the fourth quarter of 2014 primarily driven by the impact of credit spreads partially offset by interest rate changes, compared to a favourable impact of US$6 million in the fourth quarter of 2013 primarily driven by interest rates; and
- assumption changes and management actions, which had a favourable impact of US$121 million in the fourth quarter of 2014 including the release of the future funding cost liability of US$170 million related to our closed block of individual universal life insurance products compared to a favourable impact of US$247 million in the fourth quarter of 2013 which included income of US$277 million from the restructuring of an internal reinsurance arrangement related to our closed block of individual universal life insurance products. For additional information refer to the Assumption Changes and Management Actions section in this document.

The adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the table above.

Net income from Continuing Operations in the fourth quarter of 2014 also reflected unfavourable underwriting and claims experience in Group Benefits, unfavourable mortality experience in In-force Management and International and unfavourable expense experience.

Net income from Continuing Operations in the fourth quarter of 2013 also reflected higher net realized gains on the sale of available for sale ("AFS") assets, partially offset by a refinement of the claims liability in Group Benefits.

Sales in Group Benefits in the fourth quarter of 2014 decreased 16% compared to the fourth quarter of 2013, reflecting the impact of price increases during the year. Within Group Benefits, stop-loss sales increased 6%.

Sales in International decreased 33% compared to the fourth quarter of 2013 as we maintained pricing discipline during a period of low interest rates, and realigned our marketing and distribution to focus more on select regions and on high net worth customers and distributors.

2014 vs. 2013
SLF U.S.'s reported net income from Continuing Operations was C$341 million in 2014, compared to C$599 million in 2013. Operating net income from Continuing Operations was C$341 million in 2014, compared to C$637 million in 2013. Operating net income in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was C$266 million in 2014, compared to C$291 million in 2013.

In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$305 million in 2014, compared to US$577 million in 2013. Operating net income from Continuing Operations was US$305 million in 2014, compared to US$614 million in 2013. Underlying net income from Continuing Operations was US$240 million in 2014, compared to US$282 million in 2013. Underlying net income excludes from operating net income:
  • market related impacts, which had an unfavourable impact of US$37 million in 2014 primarily driven by interest rates, compared to a favourable impact of US$59 million in 2013 primarily driven by interest rates; and
  • assumption changes and management actions, which had a favourable impact of US$102 million in 2014 including the release of the future funding cost liability of US$170 million related to our closed block of individual universal life insurance products compared to a favourable impact of US$273 million in 2013 which included income of US$277 million from the restructuring of an internal reinsurance arrangement related to our closed block of individual universal life insurance products. For additional information refer to the Assumption Changes and Management Actions section in this document.
The adjustments to arrive at operating net income and underlying net income in 2014 and 2013 are set out in the table above.

Net income from Continuing Operations in 2014 also reflected the impact of unfavourable mortality experience in group life and In-force Management, unfavourable underwriting experience in our group disability business and unfavourable expense experience, partially offset by the impact of net realized gains on the sale of AFS assets, favourable credit experience and positive investment activity.

Net income from Continuing Operations in 2013 also reflected the impact of net realized gains on the sale of AFS assets, partially offset by unfavourable claims experience in Group Benefits.

MFS Investment Management

(US$ millions)	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	2014	2013
			Quarterly results			Full year	
Underlying net income[1]	137	154	133	133	148	557	465
Operating net income[1]	137	154	133	133	148	557	465
Operating adjustments:							
Fair value adjustments on share-based payment awards	—	(28)	(40)	(46)	(72)	(114)	(221)
Reported net income	137	126	93	87	76	443	244
(C$ millions)							
Underlying net income[1]	156	168	145	147	156	616	481
Operating net income[1]	156	168	145	147	156	616	481
Operating adjustments:							
Fair value adjustments on share-based payment awards	1	(31)	(44)	(51)	(76)	(125)	(229)
Reported net income	157	137	101	96	80	491	252
Pre-tax operating profit margin ratio[2]	39%	43%	40%	42%	45%	41%	40%
Average net assets (US$ billions)[2]	427.3	434.7	427.9	412.0	398.1	425.5	367.5
Assets under management (US$ billions)[2]	431.0	424.8	438.6	420.6	412.8	431.0	412.8
Gross sales (US$ billions)[2]	20.5	20.1	19.5	22.4	22.5	82.5	96.0
Net sales (US$ billions)[2]	(1.9)	(2.0)	1.4	3.7	3.3	1.2	24.0
Asset appreciation (depreciation) (US$ billions)	8.1	(11.8)	16.6	4.1	24.1	17.0	66.8
S&P 500 Index (daily average)	2,012	1,977	1,879	1,834	1,772	1,926	1,644
MSCI EAFE Index (daily average)	1,795	1,924	1,942	1,894	1,860	1,888	1,746

[1] Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[2] Pre-tax operating profit margin ratio, AUM, average net assets and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.

Q4 2014 vs. Q4 2013

MFS's reported net income was C$157 million in the fourth quarter of 2014, compared to C$80 million in the fourth quarter of 2013. MFS had operating net income and underlying net income of C$156 million in the fourth quarter of 2014, compared to C$156 million in the fourth quarter of 2013. Operating net income and underlying net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased operating net income by C$12 million.

In U.S. dollars, MFS's reported net income was US$137 million in the fourth quarter of 2014, compared to US$76 million in the fourth quarter of 2013. Operating net income and underlying net income were US$137 million in the fourth quarter of 2014, compared to US$148 million in the fourth quarter of 2013.

The favourable impact on earnings from higher net assets in the fourth quarter of 2014 compared to the same period in 2013 was more than offset by the impact of a reduction in accrued compensation costs in the fourth quarter of 2013, resulting in a decrease in net income in the fourth quarter of 2014 compared to the same period last year. As a result, MFS's pre-tax operating profit margin ratio was 39% in the fourth quarter of 2014, down from 45% in the fourth quarter of 2013.

Retail fund performance remained strong with 81%, 92% and 97% of fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, at December 31, 2014.

2014 vs. 2013

Reported net income was US$443 million in 2014, compared to US$244 million in 2013. Operating net income and underlying net income were US$557 million in 2014, compared to US$465 million in 2013. The increase reflected higher average net assets, which increased from US$367.5 billion in 2013 to US$425.5 billion in 2014.

Total AUM as at December 31, 2014 was US$431.0 billion, compared to US$412.8 billion at December 31, 2013. The increase of US$18.2 billion was primarily driven by gross sales of US$82.5 billion and asset appreciation of US$17.0 billion, partially offset by redemptions of US$81.3 billion.

SLF Asia

($ millions)	Quarterly results					Full year	
	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	2014	2013
Underlying net income (loss)[1]	**50**	48	39	37	34	**174**	123
Underlying adjustments:							
Market related impacts	**(8)**	3	(1)	(6)	2	**(12)**	27
Assumption changes and management actions	**20**	—	(1)	1	6	**20**	7
Operating net income (loss)[1]	**62**	51	37	32	42	**182**	157
Operating adjustments:							
Assumption changes and management actions related to the sale of our U.S. Annuity Business	**—**	—	—	—	—	**—**	(7)
Reported net income (loss)	**62**	51	37	32	42	**182**	150
Underlying ROE (%)[1]	**6.8**	7.1	6.1	6.0	n/a	**6.5**	n/a
Operating ROE (%)[1]	**8.4**	7.5	5.8	5.1	7.1	**6.8**	6.9

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q4 2014 vs. Q4 2013

SLF Asia's reported net income was $62 million in the fourth quarter of 2014, compared to $42 million in the fourth quarter of 2013. Operating net income was $62 million in the fourth quarter of 2014, compared to $42 million in the fourth quarter of 2013. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which is set out in the table above. Underlying net income was $50 million, compared to $34 million in the fourth quarter of 2013. Underlying net income excludes from operating net income:

- market related impacts, which had an unfavourable impact of $8 million in the fourth quarter of 2014 primarily driven by interest rate and equity market changes, compared to a favourable impact of $2 million in the fourth quarter of 2013 primarily driven by interest rate changes partially offset by credit spreads; and
- assumption changes and management actions, which had a favourable impact of $20 million in the fourth quarter of 2014 compared to a favourable impact of $6 million in the fourth quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the table above.

Net income in the fourth quarter of 2014 increased compared to the fourth quarter of 2013, primarily driven by business growth and gains on the sale of AFS assets, partially offset by a favourable tax item in 2013.

Total individual life sales in the fourth quarter of 2014 were up 26% from the fourth quarter of 2013, with growth across the region except India and Vietnam. Sales increased in the Philippines, Hong Kong and Indonesia by 49%, 5% and 19%, respectively, in local currency, driven by growth in the agency channel. Sales also increased in China and Malaysia, 65% and 37% respectively, in local currency, driven by growth in the bancassurance and telemarketing channels.

2014 vs. 2013

Reported net income was $182 million in 2014, compared to reported net income of $150 million in 2013. Operating net income was $182 million in 2014, compared to $157 million in 2013. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in

2013, which is set out in the table above. Underlying net income in 2014 was $174 million, compared to $123 million in 2013. Underlying net income excludes from operating net income:

- market related impacts, which had an unfavourable impact of $12 million in 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $27 million in 2013 primarily driven by interest rates; and
- assumption changes and management actions, which had a favourable impact of $20 million in 2014, compared to a favourable impact of $7 million in 2013.

Adjustments to arrive at operating net income and underlying net income in 2014 and 2013 are set out in the table above.

Net income in 2014 increased compared to 2013, primarily driven by business growth and investing activities from insurance contract liabilities.

Individual life insurance sales in 2014 were up 13% from 2013, driven by sales in agency for the Philippines, Hong Kong and Indonesia. Sales in the Philippines, Hong Kong and Indonesia were up 10%, 12% and 17%, respectively, in local currency. Sales in China were up 13%, in local currency, driven by growth in the bancassurance channel. Growth also reflected the inclusion of our new joint ventures in Malaysia and Vietnam, which began operations in the second quarter of 2013.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments.

($ millions)	Quarterly results					Full year	
	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	2014	2013
Underlying net income (loss)[1]	(40)	16	9	(48)	(39)	(63)	(113)
Underlying adjustments:							
Market related impacts	23	(18)	(4)	5	7	6	16
Assumption changes and management actions	19	15	4	3	(2)	41	(60)
Operating net income (loss)[1]	2	13	9	(40)	(34)	(16)	(157)
Operating adjustments:							
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	—	—	—	—	(5)
Restructuring and other related costs	(4)	(3)	(11)	(8)	(7)	(26)	(22)
Reported net income (loss)	(2)	10	(2)	(48)	(41)	(42)	(184)
Operating net income (loss) by business unit[1]							
SLF U.K.[1]	65	44	37	28	29	174	136
Corporate Support[1]	(63)	(31)	(28)	(68)	(63)	(190)	(293)
Total operating net income (loss)[1]	2	13	9	(40)	(34)	(16)	(157)

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q4 2014 vs. Q4 2013

Corporate had a reported loss from Continuing Operations of $2 million in the fourth quarter of 2014, compared to a reported loss from Continuing Operations of $41 million in the fourth quarter of 2013. Operating net income was $2 million for the fourth quarter of 2014, compared to an operating net loss of $34 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the tables above. Underlying net loss was $40 million, compared to underlying net loss of $39 million in the fourth quarter of 2013. Underlying net income (loss) excludes from operating net income (loss):

- market related impacts, which had a favourable impact of $23 million in the fourth quarter of 2014, compared to a favourable impact of $7 million in the fourth quarter of 2013; and
- assumption changes and management actions, which had a favourable impact of $19 million in the fourth quarter of 2014, compared to an unfavourable impact of $2 million in the fourth quarter of 2013.

The adjustments to arrive at operating net income (loss) and underlying net income (loss) in the fourth quarters of 2014 and 2013 are set out in the table above.

SLF U.K.'s operating net income was $65 million in the fourth quarter of 2014, compared to $29 million in the fourth quarter of 2013. SLF U.K.'s net income in the fourth quarter of 2014 reflected the favourable impact of assumption changes and management actions and market related impacts. Net income in the fourth quarter of 2013 reflected favourable market related impacts, partially offset by unfavourable impacts from the update of actuarial assumptions and tax related items.

Corporate Support had an operating net loss from Continuing Operations of $63 million in the fourth quarter of 2014, compared to an operating net loss from Continuing Operations of $63 million in the fourth quarter of 2013. Net loss from Continuing Operations in the fourth quarter of 2014 relative to the same period in 2013 reflected improved results in the Run-off reinsurance business reflecting gains from investment activity in 2014, and lower preferred share dividends and higher investment income in Corporate Support, which were offset by foreign exchange losses and higher operating expenses.

2014 vs. 2013
Corporate had a reported net loss from Continuing Operations of $42 million in 2014, compared to a reported net loss from Continuing Operations of $184 million in 2013. Operating net loss was $16 million in 2014, compared to an operating net loss of $157 million in 2013. Operating net income (loss) excludes restructuring and other related costs in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net loss was $63 million in 2014, compared to an underlying net loss of $113 million in 2013. Underlying net income (loss) excludes from operating net income (loss):
- market related impacts, which had a favourable impact of $6 million in 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $16 million in 2013 primarily driven by interest rates partially offset by equity markets; and
- assumption changes and management actions, which had a favourable impact of $41 million in 2014, compared to an unfavourable impact of $60 million in 2013.

The adjustments to arrive at operating net income (loss) and underlying net income (loss) in 2014 and 2013 are set out in the table above.

SLF U.K.'s operating net income was $174 million in 2014, compared to $136 million in 2013. Net income in 2014 reflected the favourable impact of assumption changes and management actions and non-recurring tax-related items, partially offset by other unfavourable experience items. Net income in 2013 included favourable market related impacts, investing activity on insurance contract liabilities and tax items, partially offset by project costs.

In Corporate Support, the operating net loss from Continuing Operations was $190 million in 2014, compared to an operating net loss of $293 million in 2013. The decrease in loss from Continuing Operations in 2014 relative to 2013 reflected improved results in the Run-off reinsurance business reflecting gains from investment activity in 2014 compared to losses from assumption changes in 2013. The improvement was also attributable to lower interest expense, lower preferred share dividends, and higher investment income in Corporate Support, partially offset by foreign exchange losses and higher operating expenses.

Additional Financial Disclosure

Revenue

($ millions)	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	2014	2013
			Quarterly results			Full year	
Premiums							
Gross	**4,023**	4,080	3,758	3,638	4,217	**15,499**	15,072
Ceded	**(1,322)**	(1,385)	(1,386)	(1,410)	(1,393)	**(5,503)**	(5,433)
Net premium revenue	**2,701**	2,695	2,372	2,228	2,824	**9,996**	9,639
Net investment income							
Interest and other investment income[1]	**1,258**	1,265	1,230	1,188	1,185	**4,941**	4,594
Fair value and foreign currency changes on assets and liabilities[1]	**2,196**	495	1,560	1,921	(385)	**6,172**	(4,220)
Net gains (losses) on AFS assets	**49**	48	48	57	46	**202**	145
Fee income	**1,171**	1,111	1,105	1,066	1,040	**4,453**	3,716
Total revenue	**7,375**	5,614	6,315	6,460	4,710	**25,764**	13,874
Adjusted revenue[2]	**6,126**	6,144	5,766	5,571	6,197	**23,421**	22,525

[1] In prior years, foreign exchange gains (losses) have been reclassified from Interest and other investment income to be consistent with current year presentation.

[2] Represents a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures. Prior periods have been restated as described in Reconciliation of Non-IFRS Financial Measures.

Revenue was $7.4 billion in the fourth quarter of 2014, compared to $4.7 billion in the fourth quarter of 2013. The increase was primarily driven by net gains from changes in fair value of fair value through profit or loss ("FVTPL") assets and liabilities and currency impact from the weakening Canadian dollar, partially offset by lower net premium revenue from GRS in SLF Canada. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased revenue by $293 million. Adjusted revenue was $6.1 billion in the fourth quarter of 2014, compared to $6.2 billion in the fourth quarter of 2013 primarily due to lower net premium revenue from GRS in SLF Canada, partially offset by higher fee income in MFS.

Revenue of $25.8 billion in 2014 was up $11.9 billion from revenue of $13.9 billion in 2013. The increase was primarily driven by net gains from changes in FVTPL assets and liabilities and currency impact from the weakening Canadian dollar. The weakening of the Canadian dollar relative to average exchange rates in 2013 increased revenue by $986 million. Adjusted revenue in 2014 was $23.4 billion, an increase of $0.9 billion from 2013. The increase in adjusted revenue was primarily attributable to increased premium revenue in SLF Canada, higher fee income from MFS and higher investment income.

Premiums and Deposits

($ millions)	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	2014	2013
			Quarterly results			Full year	
Net premium revenue	**2,701**	2,695	2,372	2,228	2,824	**9,996**	9,639
Segregated fund deposits	**2,155**	1,907	2,611	2,576	1,917	**9,249**	8,470
Mutual fund sales[1][2]	**17,071**	14,714	16,267	18,567	14,679	**66,619**	65,030
Managed fund sales[1]	**7,988**	8,170	6,131	7,579	9,778	**29,868**	39,965
ASO premium and deposit equivalents[1]	**1,855**	1,638	1,495	1,760	1,551	**6,748**	5,973
Total premiums and deposits[1][2]	**31,770**	29,124	28,876	32,710	30,749	**122,480**	129,077
Total adjusted premiums and deposits[1][2][3]	**30,888**	29,357	29,065	32,532	31,851	**120,279**	133,508

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[2] Includes Birla Sun Life Asset Management Company's equity and fixed income mutual funds based on our proportionate equity interest. Prior periods have been restated to reflect this change.

[3] Represents a non-IFRS financial measure that adjusts premiums and deposits for the impact of Constant Currency Adjustment and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures. Prior periods have been restated as described in Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $31.8 billion for the quarter ended December 31, 2014, compared to $30.7 billion for the quarter ended December 31, 2013. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased total premiums and deposits by approximately $1.0 billion. Total adjusted premiums and deposits in the fourth quarter of 2014 were down $1.0 billion compared to the same period last year on an adjusted basis. The decrease was mainly due to lower fund sales in MFS, partially offset by higher mutual fund sales in India, and increased ASO premium and deposit equivalents in GB and GRS in SLF Canada.

Premiums and deposits were $122.5 billion in 2014, compared to $129.1 billion in 2013. Adjusted premiums and deposits of $120.3 billion in 2014 decreased $13.2 billion from 2013. In both cases, the decrease was largely driven by lower fund sales in MFS, India and the Philippines, partially offset by increased net premium revenue, segregated fund deposits and ASO premium and deposit equivalents in GRS and higher SLGI mutual fund sales in SLF Canada.

Net premium revenue, which reflect gross premiums less amounts ceded to reinsurers, were $2.7 billion in the fourth quarter of 2014, compared to $2.8 billion in the fourth quarter of 2013. The decrease was mainly driven by GRS in SLF Canada. Net life, health and annuity premium revenues were $10.0 billion for 2014, up $0.4 billion from 2013, primarily attributable to increases in Individual Insurance & Wealth and GRS in SLF Canada.

Segregated fund deposits were $2.2 billion in the fourth quarter of 2014, compared to $1.9 billion in the fourth quarter of 2013, reflecting increases in GRS in SLF Canada and the Philippines. Segregated fund deposits were $9.2 billion in 2014, compared to $8.5 billion in 2013, largely driven by SLF Canada's GRS.

Sales of mutual funds and managed funds were $25.1 billion in the fourth quarter of 2014, an increase of $0.6 billion over the fourth quarter of 2013, reflecting higher mutual fund sales in India, partially offset by lower sales in MFS. Mutual and managed fund sales were $96.5 billion in 2014, compared to $105.0 billion in 2013, primarily driven by lower sales in MFS, India and the Philippines, partially offset by higher SLGI mutual fund sales in SLF Canada.

ASO premium and deposit equivalents of $1.9 billion in the fourth quarter of 2014 were up $0.3 billion from the fourth quarter of 2013. ASO premium and deposit equivalents for 2014 increased $0.8 billion from 2013. In both cases, the change was attributable to increases in SLF Canada.

Sales

($ millions)	Q4'14	Q4'13
Life and health sales[1]		
SLF Canada[2]	**297**	167
SLF U.S.[3]	**381**	435
SLF Asia[4]	**138**	111
Total life and health sales	**816**	713
Wealth sales[1]		
SLF Canada[2]	**4,213**	2,572
SLF U.S.[3]	**161**	207
SLF Asia[5]	**2,222**	726
Total (excluding MFS)	**6,596**	3,505
MFS	**23,294**	23,611
Total wealth sales	**29,890**	27,116

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
[2] SLF Canada life and health sales include sales of individual insurance and group benefits products. SLF Canada wealth sales include sales of individual wealth products and sales in GRS.
[3] SLF U.S. life and health sales include sales by Group Benefits and individual life sales by International. SLF U.S. wealth sales include investment product sales in International. Prior period life and health sales has been restated.
[4] Includes the individual life and health sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam based on our proportionate equity interest. Prior period has been restated to reflect this change.
[5] Includes Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies and Birla Sun Life Asset Management Company's equity and fixed income mutual fund sales based on our proportionate equity interest. Prior period has been restated to reflect this change.

Total Company life and health sales were $816 million in the fourth quarter of 2014, compared to $713 million in the same period last year.

- SLF Canada life and health sales were $297 million in the fourth quarter of 2014, compared to $167 million in the fourth quarter of 2013, primarily reflecting higher sales in Group Benefits
- SLF U.S. life and health sales were $381 million in the fourth quarter of 2014, compared to $435 million in the fourth quarter of 2013, due to lower sales in Group Benefits and individual insurance in International
- SLF Asia life and health sales were $138 million in the fourth quarter of 2014, compared to $111 million in the fourth quarter of 2013, mainly due to strong sales growth in all regions except India and Vietnam

Total Company wealth sales were $29.9 billion in the fourth quarter of 2014, compared to $27.1 billion in the fourth quarter of 2013.

- SLF Canada wealth sales were $4.2 billion in the fourth quarter of 2014, compared to $2.6 billion in the fourth quarter of 2013, mainly reflecting higher sales in GRS
- SLF U.S. wealth sales were $161 million in the fourth quarter of 2014, compared to $207 million in the fourth quarter of 2013, due to lower investment product sales in International
- SLF Asia wealth sales were $2,222 million in the fourth quarter of 2014, compared to $726 million in the fourth quarter of 2013, primarily driven by increased fund sales in India, China and Hong Kong
- MFS gross sales were $23.3 billion in the fourth quarter of 2014, compared to $23.6 billion in the fourth quarter of 2013, mainly attributable to lower managed fund sales which was partially offset by higher mutual fund sales

Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $734.4 billion as at December 31, 2014, compared to $639.8 billion AUM as at December 31, 2013. The increase in AUM of $94.6 billion between December 31, 2014 and December 31, 2013 resulted primarily from:

(i)   an increase of $47.2 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;

(ii)   favourable market movements on the value of mutual funds, managed funds and segregated funds of $26.9 billion;

(iii)   other business growth of $8.4 billion;

(iv)   an increase of $6.2 billion from the change in value of FVTPL assets and liabilities; and

(v)   net sales of mutual, managed and segregated funds of $5.3 billion.

Changes in the Statements of Financial Position and in Shareholders' Equity

Total general fund assets were $139.4 billion as at December 31, 2014, compared to total general fund assets of $123.4 billion a year earlier. The increase in general fund assets from December 31, 2013 was primarily a result of $6.2 billion increase from the change in value of FVTPL assets and liabilities, business growth of $5.3 billion and favourable currency movements of $4.5 billion.

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $95.2 billion as at December 31, 2014 increased by $11.8 billion compared to December 31, 2013, mainly due to impact from currency movements and changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders' equity, including preferred share capital, was $18.7 billion as at December 31, 2014, compared to $17.2 billion as at December 31, 2013. The $1.5 billion increase in shareholders' equity was primarily due to:

(i)   shareholders' net income of $1,873 million in 2014, before preferred share dividends of $111 million;

(ii)   an increase of $663 million from the weakening of the Canadian dollar relative to foreign currencies;

(iii)   net unrealized gains on AFS assets in other comprehensive income ("OCI") of $219 million; and

(iv)   proceeds of $91 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $71 million from stock option transactions; partially offset by

(v)   common share dividend payments of $869 million;

(vi)   redemption of preferred shares of $250 million;

(vii)   changes in liabilities for defined benefit plans of $137 million; and

(viii) common share repurchases of $39 million.

Income Taxes

In the fourth quarter of 2014, on a reported basis we had an Income tax expense of $124 million on Income before taxes from Continuing Operations of $658 million, which resulted in an effective income tax rate of 18.8%. This compares to an Income tax expense of $32 million on Income before taxes from Continuing Operations of $632 million and an effective income tax rate of 5.1% in the fourth quarter of 2013.

On operating basis, in the fourth quarter of 2014, we had an income tax expense of $113 million on our operating income before taxes from Continuing Operations of $665 million, representing an effective income tax rate of 17.0%. This compares to an income tax expense of $58 million on operating income before taxes from Continuing Operations of $745 million and an effective income tax rate of 7.8% in the fourth quarter of 2013. The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

The Company's Canadian statutory tax rate was 26.5% in the fourth quarter of 2014. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

Our effective tax rate both on an operating and reporting basis in the fourth quarter of 2014 was further reduced due to favourable adjustments to taxes of prior years, which were offset by an accrual of interest expense related to taxes recorded in pre-tax income.

Our effective tax rate in the fourth quarter of 2013 was lower than the expected range predominantly due to a tax benefit of $79 million in relation to the restructuring of an internal reinsurance arrangement and the benefit of lower than expected taxes on investment income. These benefits were partially offset by the impact of adjustments recorded during the quarter to taxes related to prior years.

Investments

We had total general fund invested assets of $125.2 billion as at December 31, 2014, compared to $109.6 billion as at December 31, 2013. The increase in general fund invested assets of $15.6 billion was primarily a result of favourable changes in fair value of FVTPL assets, foreign currency movement and business growth. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans, with 85.2% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.2% and 4.9% of the portfolio, respectively. The remaining 5.7% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.[1]

($ millions)	December 31, 2014 Carrying value	December 31, 2014 % of total carrying value	December 31, 2013 Carrying value	December 31, 2013 % of total carrying value
Cash, cash equivalents and short-term securities	6,818	5.4%	7,636	7.0%
Debt securities – FVTPL	53,127	42.4%	43,662	39.7%
Debt securities – AFS	13,087	10.5%	11,151	10.2%
Equity securities – FVTPL	4,357	3.5%	4,342	4.0%
Equity securities – AFS	866	0.7%	852	0.8%
Mortgages and loans	33,679	26.9%	30,313	27.6%
Derivative assets	1,839	1.5%	948	0.9%
Other invested assets	2,375	1.9%	1,855	1.7%
Policy loans	2,895	2.3%	2,792	2.5%
Investment properties	6,108	4.9%	6,092	5.6%
Total invested assets	125,151	100%	109,643	100%

[1] The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Energy Sector Exposure
Our general fund invested assets are well diversified across investment types, geographies and sectors.

As at December 31, 2014, our exposure to the energy sector for debt securities and corporate loans was $5.5 billion, of which 98.1% is rated investment grade and above. Approximately 45% of our energy sector exposure is invested in pipeline, storage and transportation entities and 16% is invested in integrated oil and gas entities. The remaining exposure is largely related to companies involved in exploration and production, refining and drilling and servicing. The revenue of pipeline, storage and transportation entities generally has limited exposure to direct commodity price volatility as the revenue is usually fee-based. Integrated oil and gas entities are generally large, internationally diversified organizations.

Our mortgage and real estate portfolio includes office, industrial, retail and multi-family buildings occupied by tenants representing a diversified group of industries. Our most significant property exposure to the oil and gas segment is located in Alberta. In light of recent developments, we are actively monitoring our energy sector tenants to assess indications of stress.

Debt Securities
Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at December 31, 2014, we held $66.2 billion of debt securities, which represented 52.9% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 67.9% of the total debt securities as at December 31, 2014, compared to 67.5% as at December 31, 2013. Debt securities rated "BBB" or higher represented 97.3% of total debt securities as at December 31, 2014, compared to 97.0% as at December 31, 2013.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66.7% of our total debt securities as at December 31, 2014, compared to 66.5% as at December 31, 2013. Total government issued or guaranteed debt securities as at December 31, 2014 were $22.1 billion, compared to $18.4 billion as at December 31, 2013. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2014 with the exception of certain countries where we have business operations, including: Canada, the United States, the United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

($ millions)	December 31, 2014 Government issued or guaranteed	Financials	December 31, 2013 Government issued or guaranteed	Financials
Canada	14,650	2,391	11,893	1,740
United States	1,590	5,992	1,462	4,761
United Kingdom	2,484	1,992	2,000	1,652
Philippines	2,575	17	2,290	4
Eurozone[1]	171	762	172	696
Other[1]	611	1,390	556	1,234
Total	22,081	12,544	18,373	10,087

[1] Our investments in Eurozone countries primarily include Germany, Netherlands, Spain, France and Belgium. In addition, $296 million of debt securities issued by financial institutions as at December 31, 2013 that were previously classified as Eurozone have been reclassified to Other, and balances as at December 31, 2014 have been presented on a consistent basis.

Our gross unrealized losses as at December 31, 2014 for FVTPL and AFS debt securities were $0.22 billion and $0.04 billion, respectively, compared with $1.17 billion and $0.13 billion, respectively, as at December 31, 2013.

Our debt securities as at December 31, 2014 included $12.5 billion invested in the financial sector, representing approximately 18.9% of our total debt securities, or 10.0% of our total invested assets. This compares to $10.1 billion, or 18.4%, of the debt security portfolio as at December 31, 2013.

Our debt securities as at December 31, 2014 included $4.4 billion of asset-backed securities reported at fair value, representing approximately 6.7% of our debt securities, or 3.6% of our total invested assets. This compares to $3.6 billion of asset-backed securities as at December 31, 2013.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying values on our Consolidated Statements of Financial Position. As at December 31, 2014, we had a total of $33.7 billion in mortgages and loans compared to $30.3 billion as at December 31, 2013. Our mortgage portfolio, which consists almost entirely of first mortgages, was $13.4 billion. Our corporate loan portfolio, which consists of private placement assets, was $20.3 billion. The carrying values of mortgages and loans by geographic location are set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor's parent.

Mortgages and Loans by Geography

($ millions)	December 31, 2014 Mortgages	Loans	Total	December 31, 2013 Mortgages	Loans	Total
Canada	7,847	12,308	20,155	7,539	11,296	18,835
United States	5,563	5,196	10,759	4,981	4,252	9,233
United Kingdom	1	776	777	7	504	511
Other	—	1,988	1,988	—	1,734	1,734
Total	13,411	20,268	33,679	12,527	17,786	30,313

As at December 31, 2014, our mortgage portfolio of $13.4 billion consisted mainly of commercial mortgages, spread across of approximately 2,400 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. These properties are multi-tenanted buildings representing a variety of tenants and industries. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 51%. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.69 times, compared to 1.65 times at December 31, 2013. The Canada Mortgage and Housing Corporation insures 24.0% of the Canadian commercial mortgage portfolio. As at December 31, 2014, the mix of the mortgage portfolio was 79.2% non-residential and 20.8% residential.

As at December 31, 2014, we held $20.3 billion of corporate loans, compared to $17.8 billion as at December 31, 2013. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio is comprised of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired

| | December 31, 2014 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
($ millions)	**Mortgages**	**Loans**	**Total**	**Mortgages**	**Loans**	**Total**
Not past due	**13,316**	**20,248**	**33,564**	—	—	—
Past due:						
Past due less than 90 days	**14**	—	**14**	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	**118**	**36**	**154**	**37**[1]	**16**	**53**
Total[1]	**13,448**	**20,284**	**33,732**	**37**	**16**	**53**

| | December 31, 2013 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	12,428	17,767	30,195	—	—	—
Past due:						
Past due less than 90 days	5	—	5	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	141	35	176	47[1]	16	63
Total[1]	12,574	17,802	30,376	47	16	63

[1] Includes $18 million of sectoral provisions as at December 31, 2014 and $24 million of sectoral provisions as at December 31, 2013.

Impaired mortgages and loans, net of allowance for losses, amounted to $101 million as at December 31, 2014, compared to $113 million as at December 31, 2013. The net carrying value of impaired mortgages amounted to $81 million as at December 31, 2014, compared to $94 million as at December 31, 2013. The majority of this decrease is related to sales of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $37 million as at December 31, 2014, compared to $47 million as at December 31, 2013. The sectoral provision related to mortgages included in the allowance for losses decreased by $6 million to $18 million due to continued strengthening of market fundamentals and stabilization within the portfolio. The majority of the impaired mortgage loans are in the United States.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2014 was $1,916 million compared to $1,564 million as at December 31, 2013. The increase of $352 million was primarily due to increases in the provision for assets purchased net of dispositions, increases in the fair value of assets supporting our insurance contract liabilities, depreciation of the Canadian dollar, partially offset by assumption changes and the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	December 31, 2014	December 31, 2013
Net fair value	236	9
Total notional amount	48,211	43,343
Credit equivalent amount	738	659
Risk-weighted credit equivalent amount	7	6

The total notional amount of derivatives in our portfolio increased to $48.2 billion as at December 31, 2014, from $43.3 billion at the end of 2013. This increase is primarily attributable to an increase in interest rate contracts for duration matching activities and an increase in currency contracts hedging foreign currency assets. The net fair value of derivatives increased to $236 million as at December 31, 2014, from $9 million at the end of 2013. This increase was primarily due to increases in fair value on our interest rate portfolio due to a decline in yield curves offset by a decrease in fair value of our foreign exchange portfolio due to the depreciation of the Canadian dollar against the U.S. dollar.

Capital Management

Our total capital consists of subordinated debt and other capital, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity and preferred shareholders' equity. As at December 31, 2014, our total capital was $21.7 billion, up from $20.5 billion as at December 31, 2013. The increase in total capital was primarily the result of common shareholders' net income of $1,762 million, other comprehensive income of $738 million partially offset by the net redemption of $250 million of subordinated debentures, redemption of $250 million of preferred shares, $39 million of common share repurchases and $778 million of common shareholders' dividends (net of the Canadian dividend reinvestment and share purchase plan).

The legal entity, SLF Inc. (the ultimate parent company) and its wholly owned holding companies had $1,827 million in cash and other liquid assets as at December 31, 2014 ($2,143 million as at December 31, 2013). The decrease in liquid assets held in SLF Inc. in 2014 was largely attributable to the redemption of $500 million of Series 2009-1 subordinated debentures noted below, and was partially offset by net cash generated from operating companies in 2014. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities and exclude cash from short-term loans.

On March 31, 2014, SLF Inc. redeemed all of its outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the "Debentures") in accordance with the redemption terms attached to the Debentures and on June 30, 2014, SLF Inc. redeemed all of its $250 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R. On May 13, 2014, SLF Inc. issued $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024.

Sun Life Assurance's MCCSR ratio was 217% as at December 31, 2014, compared to 219% as at December 31, 2013. The slight decrease to the MCCSR ratio over the period primarily resulted from market movements.

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the fourth quarter of 2014, SLF Inc. repurchased and cancelled approximately 1 million common shares at a total cost of $39 million under this share repurchase program. The purchases are made through the facilities of the Toronto Stock Exchange, as well as on alternative Canadian trading platforms, at prevailing market rates and any common shares purchased by SLF Inc. are cancelled.

Risk Management

We use an enterprise Risk Management Framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the Framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities
Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $49 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations during the fourth quarter of 2014 and $202 million (pre-tax) in 2014 ($46 million pre-tax in the fourth quarter of 2013 and $145 million pre-tax in 2013). The net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $340 million and $208 million, respectively, after-tax at December 31, 2014 ($169 million and $160 million, respectively, after-tax at December 31, 2013).

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2014 and December 31, 2013.

Interest Rate and Equity Market Sensitivities

As at December 31, 2014[1]
($ millions, unless otherwise noted)

Interest rate sensitivity[2][6]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][6]	$ (400)	$ (100)	$ 50	$ 100
Potential impact on OCI	$ 500	$ 250	$ (250)	$ (500)
Potential impact on MCCSR[4]	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity[5]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	$ (250)	$ (50)	$ 50	$ 150
Potential impact on OCI	$ (150)	$ (50)	$ 50	$ 150
Potential impact on MCCSR[4]	5% points decrease	1% points decrease	1% points increase	1% points increase

As at December 31, 2013[1]
($ millions, unless otherwise noted)

Interest rate sensitivity[2][6]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][6]	$ (300)	$ (100)	$ 100	$ 150
Potential impact on OCI	$ 350	$ 200	$ (150)	$ (350)
Potential impact on MCCSR[4]	5% points decrease	2% points decrease	2% points increase	3% points increase
Equity markets sensitivity[5]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	$ (250)	$ (100)	$ 50	$ 150
Potential impact on OCI	$ (150)	$ (50)	$ 50	$ 150
Potential impact on MCCSR[4]	10% points decrease	4% points decrease	2% points increase	3% points increase

[1] Net income and OCI sensitivities have been rounded to the nearest $50 million.

[2] Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2014 and December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[3] The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2014 and December 31, 2013, and include new business added and product changes implemented prior to such dates.

[4] The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2014 and December 31, 2013. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities reflect the impact of IAS 19 *Employee Benefits* and its phase-in impact on available capital.

[5] Represents the respective change across all equity markets as at December 31, 2014 and December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

[6] The majority of interest rate sensitivity, after hedging, is attributed to individual insurance. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivity to interest rate declines (increases) has increased (decreased) since December 31, 2013. This is the result of a significant decline in the level of interest rates, changes to measurement methods and assumptions and ongoing hedging activity throughout 2014. Our net income sensitivity to equity markets is largely unchanged since December 31, 2013.

The sensitivity of our MCCSR ratio to changes in interest rates has increased at December 31, 2014 compared to December 31, 2013. This is the result of a significant decline in the level of interest rates and changes to the measurement of required capital sensitivity, primarily with respect to lapse risk. The sensitivity of our MCCSR ratio to changes in equity markets has decreased at December 31, 2014 compared to December 31, 2013. This is the result of changes in the measurement of required capital for segregated funds caused by enhancements made to the mapping of our funds to hedge indices and to the discounting of cash flows.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity[1][2]	50 basis point decrease	50 basis point increase
December 31, 2014	**(100)**	**125**
December 31, 2013	(100)	100

[1] Sensitivities have been rounded to the nearest $25 million.
[2] In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity[1]	20 basis point decrease	20 basis point increase
December 31, 2014	**75**	**(75)**
December 31, 2013	50	(50)

[1] Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps and swaptions.

Segregated Fund Guarantees
Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

As at December 31, 2014

($ millions)	Fund value	Amount at Risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance[4]	2,800	501	1,999	526
Total	21,033	977	18,437	895

As at December 31, 2013

($ millions)	Fund value	Amount at Risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	12,987	255	11,271	(20)
SLF U.S.	4,793	206	4,716	52
Run-off reinsurance[4]	2,792	482	2,018	442
Total	20,572	943	18,005	474

[1] The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

[2] For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

[3] The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

[4] The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2013 to December 31, 2014 was primarily as a result of the following factors:

(i)   fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block;

(ii)   the amount at risk increased due to the weakening of the Canadian dollar, partially offset by favourable equity market movements;

(iii)   the total value of guarantees increased mainly due to the weakening of the Canadian dollar, partially offset by natural run-off of the block; and

(iv)   insurance contract liabilities increased due to unfavourable interest rate movement, partially offset by favourable equity market movements.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at December 31, 2014, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees and we do not hedge the value of other fee streams that do not relate to costs of hedging of guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2014 and December 31, 2013.

Impact of Segregated Fund Hedging

December 31, 2014

($ millions)	Changes in interest rates[3]		Changes in equity markets[4]	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	**(200)**	**(400)**	**(150)**	**(500)**
Hedging impact	**200**	**400**	**150**	**400**
Net of hedging	**—**	**—**	**—**	**(100)**

December 31, 2013

($ millions)	Changes in interest rates[3]		Changes in equity markets[4]	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(250)	(200)	(500)
Hedging impact	150	250	150	400
Net of hedging	—	—	(50)	(100)

[1] Net income sensitivities have been rounded to the nearest $50 million.

[2] Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

[3] Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2014 and December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[4] Represents the change across all equity markets as at December 31, 2014 and December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2014 would decrease net income by approximately $150 million ($150 million decrease as at December 31, 2013). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2014 would increase net income by approximately $150 million ($150 million increase as at December 31, 2013).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2013 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2014 and December 31, 2013, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2014 and December 31, 2013, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

			Quarterly results		
($ millions, unless otherwise noted)	**Q4'14**	Q3'14	Q2'14	Q1'14	Q4'13
Reported Net income from Continuing Operations	**502**	435	425	400	571
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	**(6)**	2	(8)	5	17
Fair value adjustments on share-based payment awards at MFS	**1**	(31)	(44)	(51)	(76)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	**—**	—	—	—	(5)
Restructuring and other related costs	**(4)**	(3)	(11)	(8)	(7)
Operating net income (loss) from Continuing Operations	**511**	467	488	454	642
Market related impacts	**(21)**	(54)	(22)	(26)	37
Assumption changes and management actions	**172**	4	11	40	230
Underlying net income (loss) from Continuing Operations	**360**	517	499	440	375
Reported EPS from Continuing Operations (diluted) ($)	**0.81**	0.71	0.69	0.65	0.93
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	**(0.01)**	—	(0.01)	0.01	0.03
Fair value adjustments on share-based payment awards at MFS ($)	**—**	(0.05)	(0.07)	(0.08)	(0.12)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	**—**	—	—	—	(0.01)
Restructuring and other related costs ($)	**(0.01)**	—	(0.02)	(0.01)	(0.01)
Impact of convertible securities on diluted EPS ($)	**—**	—	(0.01)	(0.01)	(0.01)
Operating EPS from Continuing Operations (diluted) ($)	**0.83**	0.76	0.80	0.74	1.05
Market related impacts ($)	**(0.04)**	(0.09)	(0.03)	(0.04)	0.06
Assumption changes and management actions ($)	**0.28**	0.01	0.02	0.06	0.38
Underlying EPS from Continuing Operations (diluted) ($)	**0.59**	0.84	0.81	0.72	0.61

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders' equity for the period, respectively. Underlying ROE and operating ROE beginning in in the first quarter of 2014 are prepared based on the Continuing Operations. Operating ROE in 2013 is based on the Combined Operations. The 2013 and 2014 ROEs are calculated on a different basis, therefore the ROEs are not comparable given the change in the composition of the business.

Adjusted revenue. This measure adjusts revenue for the impact of: (i) the effects of exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons ("Constant Currency Adjustment"); (ii) excluding Fair value and foreign currency changes on assets and liabilities ("FV Adjustment"); and (iii) excluding reinsurance for the insured business in SLF Canada's GB operations ("Reinsurance in SLF Canada's GB Operations Adjustment"). Adjusted revenue in disclosures prior to the first quarter of 2014 also removed from revenue net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods. Adjusted revenue has been restated as appropriate to conform with the reclassification of foreign exchange gains (losses) to Fair value and foreign currency changes on assets and liabilities as described in Note 5 of our 2014 Annual Consolidated Financial Statements.

($ millions)	Quarterly results				
	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13
Revenues	**7,375**	5,614	6,315	6,460	4,710
Constant currency adjustment	**207**	105	109	129	—
FV adjustment	**2,196**	495	1,560	1,921	(385)
Reinsurance in SLF Canada's GB operations adjustment	**(1,154)**	(1,130)	(1,120)	(1,161)	(1,102)
Adjusted revenue	**6,126**	6,144	5,766	5,571	6,197

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada's GB Operations Adjustment. Adjusted premiums and deposits in disclosures prior to the first quarter of 2014 also removed from total premiums and deposits net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. Prior periods have been restated to reflect this change. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Quarterly results				
	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13
Premiums and deposits	**31,770**	29,124	28,876	32,710	30,749
Constant currency adjustment	**2,036**	897	931	1,339	—
Reinsurance in SLF Canada's GB operations adjustment	**(1,154)**	(1,130)	(1,120)	(1,161)	(1,102)
Adjusted premiums and deposits	**30,888**	29,357	29,065	32,532	31,851

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the low interest rate environment, (ii) statements relating to our growth strategies, (iii) statements relating to productivity and expense initiatives, growth initiatives and other business objectives, (iv) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (v) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. Forward-looking statements include the

information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings, Assumption Changes and Management Actions, Impact of the Low Interest Rate Environment, Capital Management and Risk Management and in SLF Inc.'s 2014 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: **business risks -** economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including the Company's joint ventures; the impact of competition; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the Company's capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; **market, credit and liquidity risks -** the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks related to market liquidity; **insurance risks -** risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost and effectiveness of reinsurance; **operational risks -** breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's fourth quarter 2014 financial results will be reviewed at a conference call on Thursday, February 12, 2015, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q4 results from the "Investors" section on the home page 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until Q4 2015 period end. The conference call can also be accessed by phone by dialing 647-788-4901 (International) or 1-877-201-0168 (Toll free North America).

Consolidated Statements of Operations

(in millions of Canadian dollars except for per share amounts)	For the three months ended [1] December 31, 2014	For the three months ended [1] December 31, 2013	For the twelve months ended [2] December 31, 2014	For the twelve months ended [2] December 31, 2013
Revenue				
Premiums				
Gross	$ **4,023**	$ 4,217	$ **15,499**	$ 15,072
Less: Ceded	**1,322**	1,393	**5,503**	5,433
Net	**2,701**	2,824	**9,996**	9,639
Net investment income (loss):				
Interest and other investment income	**1,258**	1,185	**4,941**	4,594
Fair value and foreign currency changes on assets and liabilities	**2,196**	(385)	**6,172**	(4,220)
Net gains (losses) on available-for-sale assets	**49**	46	**202**	145
Net investment income (loss)	**3,503**	846	**11,315**	519
Fee income	**1,171**	1,040	**4,453**	3,716
Total revenue	**7,375**	4,710	**25,764**	13,874
Benefits and expenses				
Gross claims and benefits paid	**3,397**	2,992	**12,816**	11,876
Increase (decrease) in insurance contract liabilities	**2,660**	699	**8,920**	(1,204)
Decrease (increase) in reinsurance assets	**193**	(98)	**13**	(254)
Increase (decrease) in investment contract liabilities	**11**	38	**70**	85
Reinsurance expenses (recoveries)	**(1,378)**	(1,294)	**(5,411)**	(5,098)
Commissions	**500**	442	**1,889**	1,669
Net transfer to (from) segregated funds	**(19)**	(11)	**(30)**	(19)
Operating expenses	**1,191**	1,158	**4,537**	4,139
Premium taxes	**68**	60	**251**	235
Interest expense	**94**	92	**336**	353
Total benefits and expenses	**6,717**	4,078	**23,391**	11,782
Income (loss) before income taxes	**658**	632	**2,373**	2,092
Less: Income tax expense (benefit)	**124**	32	**491**	283
Total net income (loss) from continuing operations	**534**	600	**1,882**	1,809
Less: Net income (loss) attributable to participating policyholders	**6**	(1)	**9**	(5)
Shareholders' net income (loss) from continuing operations	**528**	601	**1,873**	1,814
Less: Preferred shareholders' dividends	**26**	30	**111**	118
Common shareholders' net income (loss) from continuing operations	**502**	571	**1,762**	1,696
Common shareholders' net income (loss) from discontinued operations	**—**	(21)	**—**	(754)
Common shareholders' net income (loss)	**502**	550	**1,762**	942
Earnings (loss) per share				
Basic earnings (loss) per share from continuing operations	$ **0.82**	$ 0.94	$ **2.88**	$ 2.81
Basic earnings (loss) per share from discontinued operations	$ **—**	$ (0.03)	$ **—**	$ (1.25)
Basic earnings (loss) per share	$ **0.82**	$ 0.91	$ **2.88**	$ 1.56
Diluted earnings (loss) per share from continuing operations	$ **0.81**	$ 0.93	$ **2.86**	$ 2.78
Diluted earnings (loss) per share from discontinued operations	$ **—**	$ (0.03)	$ **—**	$ (1.23)
Diluted earnings (loss) per share	$ **0.81**	$ 0.90	$ **2.86**	$ 1.55

[1] Quarterly numbers are unaudited.
[2] Derived from the audited Annual Consolidated Financial Statements.

Consolidated Statements of Financial Position

(in millions of Canadian dollars)[1]	As at			
		December 31, 2014		December 31, 2013
Assets				
Cash, cash equivalents and short-term securities	$	**6,818**	$	7,636
Debt securities		**66,214**		54,813
Equity securities		**5,223**		5,194
Mortgages and loans		**33,679**		30,313
Derivative assets		**1,839**		948
Other invested assets		**2,375**		1,855
Policy loans		**2,895**		2,792
Investment properties		**6,108**		6,092
Invested assets		**125,151**		109,643
Other assets		**3,429**		3,270
Reinsurance assets		**4,042**		3,648
Deferred tax assets		**1,230**		1,303
Property and equipment		**555**		658
Intangible assets		**895**		866
Goodwill		**4,117**		4,002
Total general fund assets		**139,419**		123,390
Investments for account of segregated fund holders		**83,938**		76,141
Total assets	$	**223,357**	$	199,531
Liabilities and equity				
Liabilities				
Insurance contract liabilities	$	**101,228**	$	88,903
Investment contract liabilities		**2,819**		2,602
Derivative liabilities		**1,603**		939
Deferred tax liabilities		**155**		122
Other liabilities		**9,725**		8,218
Senior debentures		**2,849**		2,849
Subordinated debt		**2,168**		2,403
Total general fund liabilities		**120,547**		106,036
Insurance contracts for account of segregated fund holders		**76,736**		69,088
Investment contracts for account of segregated fund holders		**7,202**		7,053
Total liabilities	$	**204,485**	$	182,177
Equity				
Issued share capital and contributed surplus	$	**10,805**	$	10,902
Retained earnings and accumulated other comprehensive income		**8,067**		6,452
Total equity	$	**18,872**	$	17,354
Total liabilities and equity	$	**223,357**	$	199,531

[1] Derived from the audited Annual Consolidated Financial Statements.

About Sun Life Financial

Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2014, the Sun Life Financial group of companies had total assets under management of $734 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:

Frank Switzer

Vice-President, Corporate Communications

Tel: 416-979-4086

frank.switzer@sunlife.com

Investor Relations Contact:

Gregory Dilworth

Vice-President, Investor Relations

Tel: 416-979-4198

investor.relations@sunlife.com